RANDGOLD RESOURCES TOPS TOTAL SHAREHOLDER RETURN RATINGS

London, 20 January 2004 – Randgold Resources has been ranked as the strongest performer in terms of Total Shareholder Return (TSR) among the current constituents of the FTSE 350 index between 1 January 1999 and 31 December 2003, according to the latest Datastream statistics.

The London and Nasdaq listed gold miner improved its TSR rating – the theoretical growth in the value of a shareholding over a specified period, assuming that dividends are reinvested in the purchase of additional units of the equity – by 941% during this time. The TSR ranking places other resource groups BHP Billiton 7th, Lonmin 17th and Anglo American 28th.

For further information call:

CEO Dr Mark Bristow +44 (0) 779 775 2288

DISCLAIMER:

Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.

Issued on behalf of Randgold Resources Limited by du Plessis Associates.

dPA contact Kathy du Plessis Tel: +27 11 728 4701, mobile: +27 (0) 83 266 5847 or e-mail: randgoldresources@dpapr.com <mailto:randgoldresources@dpapr.com>

website: www.randgoldresources.com <http://www.randgoldresources.com>